NEWS RELEASE 06-16	May 19, 2006

Fronteer Unveils Highlights of Exploration Plans and Key Value Drivers

Fronteer Development Group Inc. ("Fronteer" or the "Company") is pleased provide an update on aggressive exploration and development program focused on ongoing discovery and value creation.

Over the past year, Fronteer has demonstrated its ability to make new discoveries that result in appreciable gains for shareholders. The Company unlocked two gold deposits in Northwest Turkey and made a new gold discovery in Mexico. On the uranium front, Fronteer established the Michelin deposit as one of the undeveloped uranium deposits in Canada outside of Saskatchewan, confirming the Company’s track record an aggressive and successful explorer.

Over the next 12 months, Fronteer will have exposure to US$27 million in exploration, and be actively new acquisitions. The following project and exploration summary provides detail on the key value drivers Fronteer for 2006.

TURKEY – GOLD AND SILVER

In northwestern Turkey, Fronteer has recently consolidated two new large gold properties named Pirentepe and Halilah. These properties are situated immediately between Fronteer’s 100%-owned Agi Dagi and gold projects and are strategic components of a much larger world-class gold district.

Pirentepe and Halilah have never been drill tested but have large geochemical and geophysical signatures are comparable in size to Agi Dagi. Drill targets on these two properties will be refined over the next weeks, followed by an initial 3,000-metre drill program. Fronteer anticipates earning its 100% interest in two projects within the next six months.

In addition, Teck Cominco Limited’s Turkish subsidiary (TCAM) will be spending an aggregate of $US7 million on Fronteer’s Agi Dagi and Kirazli projects over the next 12 months, as part of their requirement to an initial 60% interest in these two projects.

SOUTHEAST MEXICO – GOLD AND SILVER

In Mexico, Fronteer has recently made a significant new silver-gold discovery on a vein system that returned surface values of up to 6.02 ounces per ton silver and 4.90 grams per tonne gold over 7.5 metres. which measures over two kilometres long, is an outstanding new target with no historical drilling and excellent potential. Fronteer has recently signed a drilling contract for an initial 3,000-metre program, scheduled commence in early June.

YUKON, CANADA – COPPER-GOLD-SILVER-URANIUM

In the Yukon, Fronteer recently signed a deal with Newmont Exploration of Canada Limited to acquire proprietary Geoscience Dataset covering a 2,000-square-kilometre region of the northern Yukon Wernecke Breccias. This region is under-explored and is prospective for Olympic Dam-style copper uranium deposits.

Fronteer has a dominant foothold in this emerging district controlling 1,500 claims (336 square kilometers) the most-prospective geophysical targets in Newmont’s dataset.

Fronteer has recently signed a contract with Bell Geospace to fly 7,819 line kilometers of airborne gravity the district beginning in early July. Once the gravity data is combined with the existing airborne magnetic radiometric data it will immediately focus the exploration efforts of a three-month ground program commencing in mid-June.

LABRADOR, CANADA - URANIUM

Through its 49.3% equity ownership of Aurora Energy Resources Inc., Fronteer has exposure to one of largest uranium exploration programs in Canada this year with a budget of US$14.5 million. exploration program, which is currently underway, will include at least 40,000 metres of drilling on distinct targets areas Half of the drilling will focus on expanding the Michelin uranium deposit while the half is divided between several other high potential uranium targets that have already been partially with previous drilling. By June of this year, the project will be operating at full capacity with five drill rigs turning

ABOUT FRONTEER

Fronteer is a 'discovery stage' exploration company focused on precious and strategic metals.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Robert Simpson, Manager Corporate Communication

(PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, with respect the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of resources, changes in project parameters as plans continue to be refined, future prices of uranium and gold, economic and political stability Canada, Turkey and Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 20 Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, should not place undue reliance on forward-looking statements.